UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
October 1, 2018

ORRSTOWN FINANCIAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania	001-34292	23-2530374
(State or other jurisdiction of incorporation)	(SEC File Number)	(IRS Employer Identification No.)

77 East King Street, P.O. Box 250, Shippensburg, Pennsylvania	17257
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	717 532-6114

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.01    Completion of Acquisition or Disposition of Assets.
On October 1, 2018, Orrstown Financial Services, Inc. (“Orrstown”) completed the previously announced acquisition of Mercersburg Financial Corporation (“Mercersburg”), pursuant to an Agreement and Plan of Merger dated May 31, 2018 (the “Merger Agreement”), by and between Orrstown and Mercersburg. Pursuant to the terms of the Merger Agreement, Mercersburg has merged with and into Orrstown (the “Merger”) with Orrstown as the surviving corporation. As a result of the Merger, each Mercersburg stockholder has the right to receive either $40.00 in cash, without interest, or 1.5291 shares of the Orrstown’s common stock in exchange for each share of Mercersburg common stock, subject to proration to ensure that in the aggregate 85% of Mercersburg common stock will be converted to Orrstown common stock and the remaining 15% of Mercersburg common stock will be converted to cash.  Immediately following the Merger, First Community Bank of Mercersburg  merged with and into Orrstown Bank with Orrstown Bank as the surviving bank.
The foregoing description of the Merger and Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which was attached as Exhibit 2.1 to Orrstown’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2018, and is incorporated herein by reference.
A copy of the press release, dated October 1, 2018, announcing the completion of the Merger is attached hereto as Exhibit 99.1.
Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
In connection with the closing of Orrstown’s acquisition of Mercersburg, Mr. Michael J. Rice was appointed to the Boards of Directors of Orrstown and Orrstown Bank. Mr. Rice had previously served as the Vice-Chairman of Mercersburg and First Community Bank of Mercersburg.  He has served as the Manager & Vice-President of Mt. Parnell Fisheries, Inc., a producer and international marketer of ornamental goldfish and Koi carp, headquartered in Mercersburg, Pennsylvania, since 1998.
The Merger Agreement provided that immediately upon the effective time of the Merger, Orrstown and Orrstown Bank would expand their respective Boards of Directors by one seat and appoint one member of the Mercersburg board of directors, as mutually agreed by Orrstown and Mercersburg. Effective October 1, 2018, (1) the sizes of the Orrstown Board of Directors and the Orrstown Bank Board of Directors were each expanded by one seat, and (2) Mr. Rice was appointed to serve as a director of Orrstown and Orrstown Bank.   Mr. Rice will be entitled to receive the same compensation paid to the non-employee directors of Orrstown, which currently consists of an annual retainer and annual equity grants made under Orrstown’s equity incentive plan.  Mr. Rice will also have the option to participate in Orrstown’s non-qualified deferred compensation plan on the same terms offered to all other non-employee directors of Orrstown.

Item 9.01    Financial Statements and Exhibits

(d) Exhibits

The following exhibit is furnished as part of this Current Report on Form 8-K:

Exhibit No.	Description

99.1	Press Release dated October 1, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORRSTOWN FINANCIAL SERVICES, INC.
Date: October 1, 2018	By:	/s/ Thomas R. Quinn, Jr.
Thomas R. Quinn, Jr. President and Chief Executive Officer